04046898

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

December 20, 2004

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
2004 DEC 28 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 19(a)	December 20, 2004	Intimation to Stock Exchanges about Board Meeting to be held on Monday, 27th December 2004 to consider, inter alia, proposal for purchase of Company's own equity shares, that is buy back of shares.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl : a/a

dw 12/29

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box 11717, Mumbai - 400 021
Gram 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

December 20, 2004

The Secretary
The Mumbai Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.3372 3121 / 2272 3719

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Lyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company will be held on Monday, December 27, 2004 to consider, inter alia, proposal for purchase of Company's own equity shares, that is 'buy back' of shares.

Thanking you.

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President and Company Secretary